Exhibit 99.1

JAGUAR MINING INC.

Interim Consolidated Financial Statements

September 30, 2007

(Unaudited)

JAGUAR MINING INC.

Interim Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

September 30, 2007
(Unaudited)
	September 30,	December 31,
	2007	2006

Assets
Current assets:
Cash and cash equivalents	$67,046	$14,759
Accounts receivable	6,422	1,742
Inventory	8,416	5,297
Prepaid expenses and sundry assets (Note 3)	8,869	4,812
Unrealized foreign exchange gains (Note 11(b))	1,938	-
	92,691	26,610

Prepaid expenses and sundry assets (Note 3)	11,379	9,657
Unrealized foreign exchange gains (Note 11(b))	215	709
Net smelter royalty (Note 2)	1,462	1,535
Restricted cash (Note 12)	3,100	6,027
Property, plant and equipment (Note 4)	72,386	39,162
Mineral exploration projects (Note 5)	51,423	40,430
	$232,656	$124,130

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$13,267	$6,625
Notes payable (Note 6)	10,846	5,274
Asset retirement obligations	259	289
Forward sales derivative liability (Note 11(a))	6,924	3,388
	31,296	15,576

Forward sales derivative liability (Note 11(a))	6,046	6,828
Notes payable (Note 6)	81,751	10,550
Future income taxes	1,446	421
Asset retirement obligations	2,839	1,380
Total liabilities	123,378	34,755

Shareholders' equity
Common shares (Note 7(a))	138,150	106,834
Warrants (Note 7(b))	811	4,072
Stock options (Note 7(c))	13,571	8,745
Contributed surplus	1,150	1,149
Deficit	(44,404)	(31,425)
	109,278	89,375
Commitments (Notes 11and 13)
Subsequent event (Note 11(a))
	$232,656	$124,130

See accompanying notes to interim consolidated financial statements.

On behalf of the Board:

Gary E. German	Director

Daniel R. Titcomb	Director

JAGUAR MINING INC.

Interim Consolidated Statements of Operations, Comprehensive Income and Deficit
(Expressed in thousands of U.S. dollars, except per share amounts)

(Unaudited)
	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006

Gold sales	$14,962	$7,279	$32,919	$14,875
Production costs	(8,818)	(4,527)	(17,450)	(9,407)
Other cost of goods sold (Note 14)	(1,705)	-	(2,160)	-
Depletion and amortization	(1,860)	(407)	(3,027)	(1,991)
Gross profit	2,579	2,345	10,282	3,477

Operating expenses:
Exploration	722	65	1,561	172
Stock-based compensation (Note 7(c))	610	130	4,851	2,926
Administration	2,591	1,495	6,805	5,116
Management fees (Note 9(a))	186	186	562	552
Accretion expense	34	8	68	18
Other	471	101	1,513	355
Total operating expenses	4,614	1,985	15,360	9,139

Income (loss) before the following	(2,035)	360	(5,078)	(5,662)

Unrealized (gain) loss on forward sales derivatives (Note 11(a))	3,767	(2,292)	2,755	4,384
Realized loss on forward sales derivatives (Note 11(a))	1,572	-	3,333	-
Unrealized gain on forward foreign exchange derivatives (Note 11(b))	(891)	(44)	(1,444)	(781)
Realized gain on forward foreign exchange derivatives (Note 11(b))	(681)	(217)	(1,280)	(406)
Foreign exchange (gain) loss	152	656	(2,150)	(2,118)
Amortization of deferred financing expense	-	190	-	507
Interest expense	3,296	43	7,647	217
Interest income	(1,697)	(606)	(3,228)	(1,285)
Other non-operating expenses	184	-	184	-
Total other (income) expenses	5,702	(2,270)	5,817	518

Income (loss) before income taxes	(7,737)	2,630	(10,895)	(6,180)
Income taxes
Current income taxes	240	270	982	456
Future income taxes (recovered)	677	(81)	958	(72)
Total income taxes	917	189	1,940	384

Net loss and comprehensive income for the period	(8,654)	2,441	(12,835)	(6,564)

Deficit, beginning of period as reported	(35,565)	(27,696)	(31,425)	(18,711)
Adjustment to opening deficit (Note 1(a))	-	-	41	-
Deficit as restated	(35,565)	(27,696)	(31,384)	(18,711)
Shares acquired for cancellation (Note 7(a)(i))	(185)	-	(185)	-
Interest income - share purchase loans	-	8	-	28

Deficit, end of period	$(44,404)	$(25,247)	$(44,404)	$(25,247)

Basic and diluted net income (loss) per share (Note 8)	$(0.16)	$0.05	$(0.24)	$(0.16)

Weighted average number of common shares outstanding -Basic	55,238,018	45,333,100	52,979,291	41,508,102
Weighted average number of common shares outstanding - Diluted	55,238,018	46,163,392	52,979,291	41,508,102

See accompanying notes to interim consolidated financial statements.

JAGUAR MINING INC.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

(Unaudited)
	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006

Cash provided by (used in):
Operating activities:
Net loss and comprehensive income for the period	$(8,654)	$2,441	$(12,835)	$(6,564)
Items not involving cash:
Unrealized foreign exchange (gain) loss	1,575	795	3,350	(1,048)
Stock-based compensation	610	130	4,851	2,926
Amortization of deferred financing costs	878	190	2,073	507
Accretion expense	34	8	68	18
Future income taxes (recovered)	677	(81)	958	(72)
Depletion and amortization	1,860	407	3,027	1,991
Interest on loans receivable	-	-	-	(102)
Write down of inventory (Note 14)	554	-	554	-
Unrealized (gain) loss on forward sales derivatives	3,767	(2,292)	2,755	4,384
Unrealized gain on foreign exchange contracts	(891)	(44)	(1,444)	(781)

Change in non-cash operating working capital
Accounts receivable	(2,023)	(1,044)	(4,680)	(1,818)
Inventory	981	(622)	(1,422)	(3,073)
Prepaid expenses and sundry assets	(3,440)	(2,215)	(6,270)	(5,314)
Accounts payable and accrued liabilities	3,271	1,682	6,642	3,460
Asset retirement obligations	(27)	-	(157)	(36)
	(828)	(645)	(2,530)	(5,522)
Financing activities:
Net smelter royalty received	-	-	73	-
Issuance of common shares, special warrants and warrants, net	109	-	28,186	48,322
Shares purchased for cancellation	(342)	-	(342)	-
Repayment of shareholder loan	-	200	-	200
Decrease (increase) in restricted cash	244	(77)	2,927	(5,633)
Repayment of debt	(1,496)	(419)	(3,187)	(1,310)
Increase in debt	1,600	6,419	61,850	14,316
	115	6,123	89,507	55,895
Investing activities
Mineral exploration projects	(7,451)	(5,481)	(17,417)	(16,881)
Purchase of property, plant and equipment	(10,355)	(9,631)	(22,543)	(15,581)
	(17,806)	(15,112)	(39,960)	(32,462)

Effect of foreign exchange on non-US dollar denominated cash and cash equivalents	2,586	(739)	5,270	982
Increase (decrease) in cash and cash equivalents	(15,933)	(10,373)	52,287	18,893
Cash and cash equivalents, beginning of period	82,979	38,799	14,759	9,533
Cash and cash equivalents, end of period	$67,046	$28,426	$67,046	$28,426

Supplemental cash flow information (Note 10)

See accompanying notes to interim consolidated financial statements.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2007
(Unaudited)

1.      Significant Accounting Policies:

Other than the changes in accounting policies noted below, the interim consolidated financial statements of Jaguar Mining Inc. (the “Company”) follow the same accounting policies and methods of application as the annual audited consolidated financial statements. The interim consolidated financial statements do not contain all disclosures as required by Canadian generally accepted accounting principles for annual financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements.

Effective January 1, 2007 the Company adopted the new CICA Handbook Standards relating to financial instruments. These new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

(a) Accounting Principles Issued and Implemented

(i)
Section 3855, “Financial Instruments - Recognition and Measurement” provides guidance on the recognition and measurement of financial assets, financial liabilities and derivative financial instruments. This new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available-for-sale, or other financial liabilities. The initial and subsequent recognition depends on their initial classification.

•
Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

•	Held-for-trading financial instruments are carried at fair value with changes in the fair value charged or credited to net earnings in the period in which they arise.

•
Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.  Impairment losses are charged to net earnings in the period in which they arise.

•
Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income.  Impairment losses are charged to net earnings in the period in which they arise.

•
Other financial liabilities are initially measured at cost or at amortized cost depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

•
All derivative financial instruments meeting certain recognition criteria are carried at fair value with changes in fair value charged or credited to income or expense in the period in which they arise.

The standard requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to account for each financial instrument. This new section also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred.  If capitalized, transaction costs must be amortized to income using the effective interest method. This section does not permit the restatement of financial statements of prior periods.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2007
(Unaudited)

1.	Significant Accounting Policies (continued):

              (i) (continued:)

Following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding as of January 1, 2007 and/or September 30, 2007:

Cash and cash equivalents	Held-for-trading
Restricted cash	Held-for-trading
Accounts receivable	Loans and receivables
Forward foreign exchange derivative asset	Held-for-trading
Accounts payable and accrued liabilities	Other liabilities
Forward sales derivative liability	Held-for-trading
Notes payable	Other liabilities

In addition, the Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.

The adoption of this new section resulted in an adjustment to the carrying value of the Company’s previously recognized financial liabilities and an adjustment in the amount of $41,000 to the opening deficit, a reduction of $2.1 million to deferred financing costs, and a reduction to notes payable of $2.1 million as at January 1, 2007.

(ii)
Section 1530, “Comprehensive Income”, along with Section 3251, “Equity” which amends Section 3250, “Surplus”, require enterprises to separately disclose comprehensive income and its components as well as net income in their financial statements.  Further, they require enterprises to separately present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income.  Since the Company does not have any elements of comprehensive income, the adoption of these sections did not have any impact on the Company’s financial statements.

(iii)
Section 3865, “Hedges” allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a self-sustaining foreign operation.  Since the Company does not currently have hedging programs in place which qualify for hedge accounting, the adoption of this section did not have any impact on the Company’s financial statements.

(b) Accounting Principles Issued But Not Yet Implemented

             (i)     Financial Instruments- Disclosure and Presentation

In December 2006, the CICA published the following two sections of the CICA Handbook: Section 3862 Financial Instruments- Disclosures and Section 3863, Financial Instruments- Presentation. These standards introduce disclosure and presentation requirements that will enable financial statements’ users to evaluate, and enhance their understanding of, the significance of financial instruments for the entity’s financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed.

              (ii)    Capital Disclosures

In December 2006, the CICA published section 1535 of the Handbook, Capital disclosures, which requires disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; (iv) if it has not complied, the consequences of such non-compliance. This information will enable financial statements’ users to evaluate the entity’s objectives, policies and processes for managing capital.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2007
(Unaudited)

1.	Significant Accounting Policies (continued):

(b) Accounting Principles Issued But Not Yet Implemented (continued):

              (iii)   Inventories

In January 2007, the CICA published section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories. Section 3031 provides guidance on determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories.

The company is currently assessing the impact of these new recommendations on its financial statements.  These standards must be adopted by the Company for the fiscal year beginning on January 1, 2008.

2.      Net Smelter Royalty:

	September 30, 2007	December 31, 2006
Net Smelter Royalty	$1,462	$	$ 1,535

On March 20, 2006, the Company entered into an agreement with Prometálica Mineração Ltda (“PML”) whereby it exchanged the loan receivable from PML for a 1.5% Net Smelter Royalty ("NSR") on its Monte Cristo project for a term of 4.5 years, which is the expected life of the project.  This agreement was executed on May 10, 2006.  PML had the right to buy out the NSR on or before December 31, 2006 for the amount of $1.63 million.  During the first quarter of 2007 the right to buy out the NSR was extended to September 30, 2007. PML did not purchase the NSR as of September 30, 2007. The NSR was recorded on the Company's books at the amount of the receivable, plus accrued interest through March 20, 2006.  During the first quarter of 2007 the carrying value of the NSR was reduced by $73,000 for royalties received on a cash basis. PML’s controlling shareholders are Brazilian Resources, Inc. (“BZI”) and IMS Empreendimentos Ltda, the founding shareholders of the Company. The royalties due from PML relating to the NSR amount to approximately $200,000 as of September 30, 2007, and are expected to be paid in November 2007. When received, the amount would be deducted from the amount of the carrying value of the NSR.

3.      Prepaid Expenses and Sundry Assets:

	September 30, 2007	December 31, 2006
Balance is made up of:
Advances to suppliers	$176	$331
Recoverable taxes (a)	19,409	11,510
Deferred financing fees (Note 1(a))	-	2,140
Sundry receivables from related parties (b)	148	149
Other	515	339
	20,248	14,469
Less: Long term recoverable taxes	11,370	7,517
Long term other prepaid expenses	9	47
Long term deferred finance fees	-	2,093
	11,379	9,657
Current portion of prepaid expenses and sundry assets	$8,869	$4,812

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2007
(Unaudited)

3.      Prepaid Expenses and Sundry Assets (continued):

(a)
The Company is required to pay certain taxes in Brazil, based on consumption.  These taxes are recoverable from the Brazilian tax authorities through various methods.  The recoverable taxes are denominated in Brazilian reais (R$).

(b)
Sundry receivables are due from Prometálica Centro Oeste Mineração Ltda (“PCO”) and PML, related parties (Note 9(c)). PCO is controlled by IMS Empreendimentos Ltda, a founding shareholder of the Company.

4.      Property, Plant and Equipment:

	September 30, 2007
	Cost	Accumulated Amortization	Net
Processing plant	$9,037	$(1,386)	$7,651
Vehicles	3,226	(833)	2,393
Equipment	31,312	(3,716)	27,596
Assets under construction	14,566	-	14,566
Mining properties	25,533	(5,353)	20,180
	$83,674	$(11,288)	$72,386

	December 31, 2006
	Cost	Accumulated Amortization	Net
Processing plant	$5,792	$(536)	$5,256
Vehicles	2,215	(460)	1,755
Equipment	15,372	(1,338)	14,034
Assets under construction	16,451	-	16,451
Mining properties	6,908	(5,242)	1,666
	$46,738	$(7,576)	$39,162

In Q2 2007 the Company decided that mining properties in production should be classified in Property, Plant and Equipment (“PPE”). In previous periods all mining properties including those in production were grouped with Mineral Exploration Projects. Effective December 31, 2006 the Sabará property, which has been in production since 2004, was transferred to PPE. Effective January 1, 2007 the Turmalina property, which commenced production in 2007, was transferred to PPE. See Note 5 for a breakdown of costs reclassified.

During Q3 2007, the Company decided to re-define the current mineral exploration projects and accordingly, some costs that had been reclassified to PPE during Q2 2007 and as at December 31, 2006 have been reclassified back to mineral exploration projects during Q3 2007.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2007
(Unaudited)

5.	Mineral Exploration Projects:

	Balance		Write-off fully	Reclassify to	Reclassify to	Balance
	December 31,		amortized	Different	Plant and	September 30,
	2006	Additions	property	Project	Equipment	2007
(a) Sabará:
Acquisition of property	$3,195	$39	$-	$-	$(3,234)	$-
Mine development expenditures, exploration and carrying costs	3,908	3,970	(1,570)	(4,123)	(2,185)	-
Asset retirement obligations	452	5	(66)	(72)	(320)	-
Accumulated amortization	(5,239)	(256)	1,636	20	3,839	-
	2,316	3,758	-	(4,175)	(1,900)	-
(b) Paciência Project (Rio De Peixe):
Acquisition of mineral rights to the property	1,266	63	-	(1,329)	-	-
Exploration expenditures and carrying costs	16	58	-	(74)	-	-
	1,282	121	-	(1,403)	-	-
(c) Caeté Project (Pilar):
Acquisition of property	1,114	(64)	-	(1,050)	-	-
Mine development expenditures, exploration and carrying costs	8,469	2,736	(472)	(10,733)	-	-
Asset retirement obligations	247	-	(107)	(140)	-	-
Accumulated amortization	(579)	-	579	-	-	-
	9,251	2,672	-	(11,923)	-	-
(d) Paciência project:
Acquisition of properties	818	(44)	-	1,706	-	2,478
Mine development expenditures, exploration and carrying costs	13,985	6,479	(113)	(6,999)	-	13,352
Accumulated amortization	(187)	-	113	74	-	-
	14,616	6,435	-	(5,219)	-	15,830
(e) Turmalina:
Acquisition of properties	1,883	7	-	-	(1,890)	-
Mine development expenditures, exploration and carrying costs	11,925	3,644	-	-	(14,504)	1,065
Asset retirement obligations(Note 6)	964	-	-	-	(964)	-
Accumulated amortization	-	(394)			394	-
Reclassification to plant and equipment	(141)	-	-	-	141	-
	14,631	3,257	-	-	(16,823)	1,065
(f) Caeté Expansion Project:
Acquisition of property	-	8,272	-	1,175	-	9,447
Mine development expenditures, exploration and carrying costs	-	3,536	-	21,427	-	24,963
Asset retirement obligations	-	-	-	212	-	212
Accumulated amortization	-	-	-	(94)	-	(94)
	-	11,808	-	22,720	-	34,528
Balance December 31, 2006 as reported	42,096	28,051	-	-	(18,723)	51,423
Less: Sabará property reclassified to PPE	(1,666)	-	-	-	-	-
Total Mineral Exploration Projects	$40,430	$28,051	$-	$-	$(18,723)	$51,423

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2007
(Unaudited)

6.	Notes Payable:

		September 30, 2007		December 31, 2006
(a)	Due to AngloGold		$350	$350
(b)(i)	Due to ABN AMRO		211	390
(b)(ii)	Due to ABN AMRO		600	-
(c)	Due to Bank Boston		21	39
(d)	Due to Banco Volkswagen		381	444
(e)	Due to Banco Itau S.A.		215	296
(f)	Due to RMB International	$11,200
	Less: unamortized discount	(1,192)	10,008	14,000
(g)(i)	Due to Banco Bradesco		242	305
(g)(ii)	Due to Banco Bradesco		1,000	-
(h)	Private placement notes	86,570		-
	Less: unamortized discount	(15,210)	71,360	-
(i)	Due to CVRD	9,053		-
	Less: unamortized discount	(844)	8,209
			92,597	15,824
	Less: Current portion		10,846	5,274
			$81,751	$10,550

(a)	Due to AngloGold

Relates to purchase of quota shares of Mineração Turmalina Ltda. (“MTL”). The demand note payable is repayable with interest based on the U.S. consumer price index and is expected to be repaid in 2007.

(b)	Due to ABN AMRO

(i)
Relates to a secured credit facility of R$2 million (approximately $1.1 million) for the purpose of purchasing equipment. As at September 30, 2007 R$401,000 ($211,000) was outstanding. The loan bears interest at TJLP (Brazilian government rate) plus 4% (10.25% at September 30, 2007 and 10.85% at December 31, 2006) and is repayable over 36 months. The loan is secured by the equipment purchased.

(ii)
Relates to secured notes payable of $600,000 for general working capital. The advance on export contracts bears interest at 6.75% per annum and is repayable February 28, 2008. The note is secured by future gold sales.

(c)	Due to Bank Boston

Relates to a secured credit facility of R$1 million (approximately $526,000) for the purpose of purchasing equipment. As at September 30, 2007 R$40,000 ($21,000) was outstanding. The loan bears interest at TJLP (Brazilian government rate) plus 3% (9.25% at September 30, 2007 and 9.85% at December 31, 2006) and is repayable over 36 months. The loan is secured by the equipment purchased.

(d)	Due to Banco Volkswagen

Relates to a secured note payable of R$724,000 ($381,000) at September 30, 2007 for the purpose of purchasing trucks. The loan bears interest at TJLP (Brazilian government rate) plus 2.99% (9.24% at September 30, 2007 and 9.84% at December 31, 2006) and is repayable over 48 months. The loan is secured by the trucks purchased.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2007
(Unaudited)

6.	Notes Payable (continued):

(e)	Due to Banco Itau S.A.

Relates to a secured note payable of R$408,000 ($215,000) for the purpose of purchasing equipment. The loan bears interest at TJLP (Brazilian government rate) plus 2.7% per annum (8.95% at September 30, 2007 and 9.55% at December 31, 2006) and is repayable over 36 months. The loan is secured by the equipment purchased.

(f)	Due to RMB International

Relates to a loan facility agreement with an original principal amount of $14 million.  Effective January 1, 2007 the loan was recorded at the carrying value of $11.9 million (principal outstanding less the unamortized financing fees) in accordance with CICA Handbook Section 3855 (Note1(a)). The loan was used primarily to finance the development, construction and start up of the Turmalina project. $2.25 million of the loan was used for the Sabará project.  The loan bears interest at U.S. LIBOR plus 4% per annum (9.36% at September 30, 2007 and 9.36% at December 31, 2006). The loan also has a commitment fee of 1.25% per annum on undrawn funds, which is payable quarterly.  The loan is repayable in quarterly installments of $1.4 million which commenced June 30, 2007 and continue to September 30, 2009. As at September 30, 2007 $2.8 million had been repaid and $11.2 million was outstanding. The terms of the loan required hedging strategies for gold price and currency protection.  In September, 2007 the Company received an amendment to the Turmalina loan facility from the lender, which allows the Company to close the forward sales contracts, subject to certain conditions (Note 11). The loan is secured by all of the assets of Mineração Turmalina Ltda (“MTL”), including an escrow agreement regarding the cash sweep accounts (through which all Turmalina and Sabará related cash transactions must flow), a pledge by Mineração Serras do Oeste Ltda (“MSOL”) of its quota shares in MTL, the assets of the Sabará Zone A and Zone C projects, a limited recourse guarantee by MSOL, a guarantee by Jaguar, and a negative pledge by Jaguar against disposing or encumbering their quota shares in MSOL.  The arrangement fee included a cash fee of $280,000, issuance of 350,000 listed Jaguar warrants and 1,093,835 unlisted warrants.  300,000 unlisted warrants were also issued to consultants involved in the financing. These warrants valued at $1.7 million were issued in association with the credit facility. The cost of warrants and arrangement fees are included in the carrying value of the loan and are being amortized over the life of the loan using the effective interest method.  The terms of the loan require that financial covenants (primarily in relation to anticipated future cash flows and additional financial indebtedness) be maintained. As at September 30, 2007 the Company is in compliance with these financial covenants. The terms of the loan also required that a minimum of $2.5 million plus accrued interest ($2.7 million as at December 31, 2006) be deposited to a cost overrun account (Note 12). The restrictions on these funds were lifted during the first quarter of 2007.

(g)	Due to Banco Bradesco

(i)
Relates to secured notes payable of R$460,000 ($242,000) for the purpose of purchasing equipment. The equipment loans bear interest at TJLP (Brazilian government rate) plus 2.7% (8.95% at September 30, 2007 and 9.55% at December 31, 2006) and are repayable over 36 months. The loans are secured by the equipment purchased.

(ii)
Relates to secured notes payable of $1.0 million for general working capital. The advance on export contracts bears interest at 7% per annum and is repayable February 27, 2008. The note is secured by future gold sales.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2007
(Unaudited)

6.      Notes Payable (continued):

(h)	Private placement notes

Relates to notes payable issued in a private placement of 86,250 units on March 22, 2007 for gross proceeds of Cdn.$86.3 million ($86.6 million). Each unit is comprised of a secured note in the principal amount of Cdn.$1,000, bearing a coupon of 10.5%, payable semi-annually in arrears, and 25 common shares of Jaguar (Note 7(a)). The notes are secured by shares of MSOL and are repayable on March 23, 2012. The quota shares of the wholly owned Brazilian subsidiary of the Company, which holds all of the operating assets of the Company, serve as the security for the notes. The Company has full rights to and is in the process of substituting for such security of a wholly owned Brazilian subsidiary of the Company which will hold Paciência and Caeté. At the option of the Company, the notes may be redeemed in whole or in part after March 22, 2010 at 102% of the principal amount, and at 101% of the principal amount after March 22, 2011. In addition, the notes may be redeemed in whole prior to March 23, 2010 at 102% of the principal amount should a change of control occur.

The Company allocated a portion of the private placement proceeds to common shares based on the share price of the common shares on March 8, 2007. The following is a summary of the allocation of the proceeds from private placement notes and reconciliation to the carrying value outstanding as at September 30, 2007:

Notes Payable
Gross proceeds	$74,508
Allocation to common shares	(11,362)
Allocation to call option	74
Finance fees	(2,842)
Net	60,378
Amortization of finance fees	1,121
Period end foreign exchange adjustment	9,861
Net carrying value of private placement notes	$71,360

(i)	Due to CVRD

Relates to purchase of mineral rights for the Roça Grande and the Pilar properties.   The demand notes payable are non-interest bearing and are expected to be repaid by 2009.

Pursuant to a property acquisition agreement dated November 19, 2003, the Company acquired the Pilar gold property from Companhia Vale do Rio Doce, “CVRD”. The Company paid $1.1 million for the actual known measured and indicated gold resources. Under the terms of the agreement, upon exercise of the option, Jaguar will pay an additional $7.48 per ounce for 173,147 ounces or $1.3 million for resources indicated during the two year exploration period.

The Company also acquired an option to obtain mineral rights at the Roça Grande gold property from CVRD under an agreement dated November 28, 2005 for 3.5% of the market value of CVRD’s estimated resources plus 2.5% of any additional resources determined by Jaguar less expenses associated with the transfer.  Jaguar completed its audit of CVRD’s resource estimate and expects to purchase the mineral rights for approximately $7.7 million of which $1.9 million will be due 30 days after the Notice of Exercise and $5.8 million will be due one year after the Notice of Exercise.  The company is planning to exercise this option during Q4 2007.  The option expires at the end of the first quarter of 2008.  CVRD retains certain iron ore exploration rights on the properties and retains a 70% back-in right if the Company has more than five million ounces of gold reserves on the properties by November 2010.  The contract grants corresponding rights for CVRD to explore a property owned by the Company for iron and to acquire iron mineral rights on the property until November 2008.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2007
(Unaudited)

6.      Notes Payable (continued):

   (i)      Due to CVRD (continued):

According to CICA Handbook Section 3855 the notes payable were recognized at their fair value and the discount will be amortized to expense using the effective interest method.  As at September 30, 2007 the notes were recorded as follows:

	Pilar	Roça Grande	Total
Gross Payable	1,295	7,758	9,053
Discount	(42)	(802)	(844)
Net Notes Payable	1,253	6,956	8,209

7.      Capital Stock:

(a)	Common shares:

Authorized and issued:

The Company is authorized to issue an unlimited number of common shares.  The Company has issued the following common shares.

	Number	Amount
Balance, January 1, 2007 (i)	47,916,908	$106,834
Early warrant exercises (Note 7(b))	5,122,428	21,948
Stock issuance costs related to early warrant exercise (Note 7(b))	-	(1,361)
Exercise of stock options (Note 7(c))	4,000	11
Private placement notes (Note 6(h))	2,156,250	11,507
Stock issuance costs related to private placement notes (Note 6(h))	-	(524)
Balance, March 31, 2007	55,199,586	$138,415
Warrants exercised (Note 7(b))	100	1
Warrants forced out (Note 7(b))	66,913	71
Adjustment to equity portion of private placement (Note 6(h))	-	(132)
Additional share issuance costs related to early warrant exercise (Note 7(b))	-	(186)
Balance, June 30, 2007	55,266,599	$138,169
Warrants exercised (Note 7(b))	10,000	51
Warrants forced out (Note 7(b))	298	1
Exercise of stock options - cashless, shares to be issued (Note 7(c))	6,145	22
Reduction in stock issuance costs related to early warrant exercise	-	63
Shares acquired under normal course issuer bid and cancelled	(62,400)	(156)
Balance, September 30, 2007	55,220,642	$138,150

(i)
In August 2006, Jaguar received approval from the TSX for a normal course issuer bid to purchase up to the lesser of 2,291,655 common shares, being 5% of the issued and outstanding common shares of Jaguar at that time, or the number of common shares equal to a maximum aggregate purchase price of $1 million. The normal course issuer bid commenced on August 25, 2006 and terminated on August 24, 2007. During the fourth quarter of 2006, Jaguar purchased 1,000 common shares at an average price of Cdn. $4.65 per common share.

During August 2007 the Company purchased an additional 62,400 shares at an average price of Cdn.$5.80 per common share. These shares have been cancelled.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2007
(Unaudited)

7.      Capital Stock (continued):

(a)	Common shares (continued):

In August 2007, Jaguar received approval from the TSX for a second normal course issuer bid to purchase up to the lesser of 2,760,224 common shares, being 5% of the issued and outstanding common shares of Jaguar at that time, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$5.25 million. The normal course issuer bid commenced on August 30, 2007 and will terminate on August 29, 2008.  As at September 30, 2007 the Company had not purchased any of its common shares as a result of the second normal course issuer bid. Shares purchased under the normal course issuer bid in the future, will be scheduled for cancellation.

Shareholder Rights Plan

On January 31, 2007 the Company adopted a Shareholder Rights Plan (“Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over bid for common shares of Jaguar. Rights issued under the Rights Plan will become exercisable upon the announcement of an intention to acquire beneficial ownership of 20% or more of the outstanding shares of the Company without complying with the Permitted Bid provisions in the Rights Plan or without approval of the board. These rights will entitle shareholders to purchase additional common shares at a substantial discount to the market price at that time.  The Rights Plan has been approved by the Toronto Stock Exchange and was ratified by the shareholders on May 10, 2007.

(b)	Warrants:

	Number	Amount
Balance, January 1, 2007	5,741,300	$4,072
Exercise of purchase warrants	(4,818,852)	(3,183)
Balance, March 31, 2007	922,448	$889
Warrants exercised	(100)	-
Warrants forced out	(224,403)	(71)
Balance, June 30, 2007	697,945	$818
Warrants exercised	(10,000)	(6)
Warrants forced out	(1,000)	(1)
Balance, September 30, 2007	686,945	$811

The following is a summary of the warrants date of issue, exercise price and expiry date at September 30, 2007:

Number Outstanding	Date of Issue	Exercise Price	Expiry Date
343,895	December 31, 2004 to December 20, 2005	Cdn. $4.50	December 31, 2007
343,050	March 27, 2006	Cdn. $5.25	March 27, 2008
686,945

On February 27, 2007, the Company filed a final short form prospectus to issue up to 340,090 common shares to the holders of 5,398,250 common share purchase warrants, upon early exercise of its listed warrants. Each warrant entitles the holder to acquire one common share of the Company at a price of Cdn.$4.50 on or before December 31, 2007. Under the early exercise program the holder could acquire an additional 0.063 of one common share in the event that such holder exercised the warrants during the 30-day early exercise period that commenced on February 28, 2007 and ended on March 30, 2007. The early exercise warrant transaction was approved by shareholders on February 27, 2007 and by warrant holders on February 28, 2007.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2007
(Unaudited)

7.      Capital Stock (continued):

(b)	Warrants (continued):

As of March 30, 2007, 4,818,852 warrants were exercised for gross proceeds of $18.8 million in exchange for 5,122,428 shares.  This represented 89.3% of the listed warrants outstanding on February 28, 2007 thereby forcing each remaining listed warrant (579,398) to be exchanged for 0.2982 common shares of the Company by April 30, 2007 (except those warrants held by U.S. warrant holders who are not accredited investors or who are accredited investors but who did not deliver a subscription form and representation letter pursuant to the program).  As at September 30, 2007, 225,403 of the remaining listed warrants were exchanged for 67,211 common shares.

(c)	Stock options:

During 2003, the Company established The Jaguar Stock Option Plan (the “Plan”). Under the Plan the Company may grant options to directors, officers, employees, and consultants of the Company, and its subsidiaries. The maximum number of Company shares that have been reserved under this plan is 10,500,000. Options granted after February 17, 2004 do not have any specific vesting provisions.

Effective October 22, 2004, the Plan was amended to allow a cashless exercise of the options.  Under this amendment, an option holder can elect to have the Company withhold a number of shares of stock issued as payment of the exercise prices, based on the price of the shares at the close of trading on the day preceding the day of exercise of the options, with the net shares issued to the optionee in connection with the exercised options.  During the nine month period ended September 30, 2007, 15,000 options were exercised using the cashless method (1,388,300 for the nine months ended September 30, 2006).

	Number	Amount
Balance, January 1, 2007	5,269,000	$8,745
Stock based compensation	-	203
Options exercised - conventionally	(4,000)	(3)
Unvested options expired upon termination	(5,000)	(2)
Balance, March 31, 2007	5,260,000	$8,943
Stock based compensation	-	4,058
Options granted, vesting immediately	1,051,666	-
Options granted, subject to vesting	83,334	-
Unvested options expired upon termination	(20,000)	(18)
Balance, June 30, 2007	6,375,000	$12,983
Stock based compensation	-	632
Options granted, vesting immediately	118,500	-
Options granted, subject to vesting	315,000	-
Options exercised - cashless	(15,000)	(22)
Unvested options expired upon termination	(30,000)	(22)
Balance, September 30, 2007	6,763,500	$13,571

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2007
(Unaudited)

7.      Capital Stock (continued):

(c)	Stock options (continued):

Common share options	Number	Weighted Average Exercise Price US	Weighted Average Exercise Price Cdn.

Balance, January 1, 2007	5,269,000	$1.03	$4.80
Options exercised in US$	(4,000)	2.00	-
Options expired	(5,000)	-	4.41
Balance, March 31, 2007	5,260,000	$1.00	$4.80
Options granted	1,135,000	-	5.94
Options expired	(20,000)	-	4.03
Balance, June 30, 2007	6,375,000	$1.00	$5.01
Options granted	433,500	-	6.33
Options exercised in Cdn$	(15,000)	-	4.25
Options expired	(30,000)	-	4.85
Balance, September 30, 2007	6,763,500	$1.00	$5.10

Exercise price		Outstanding September 30, 2007	Weighted Average Remaining Life in Years	Number Exercisable

$1.00		155,000	.93	155,000
$3.75	Cdn.	190,000	1.10	190,000
$4.05	Cdn.	685,000	1.64	605,000
$4.25	Cdn.	120,000	1.71	120,000
$4.00	Cdn.	157,500	2.06	157,500
$3.47	Cdn.	757,500	2.39	697,500
$3.65	Cdn.	212,000	2.44	-
$3.29	Cdn.	40,000	3.19	40,000
$5.47	Cdn.	1,010,000	3.61	1,010,000
$4.41	Cdn.	418,000	3.75	-
$6.40	Cdn.	1,010,000	4.17	1,010,000
$4.72	Cdn.	50,000	1.09	50,000
$5.25	Cdn.	50,000	1.58	50,000
$6.00	Cdn.	50,000	2.09	-
$5.25	Cdn.	200,000	1.98	200,000
$4.60	Cdn.	100,000	1.98	100,000
$5.94	Cdn.	1,135,000	4.47	1,051,666
$4.62	Cdn.	36,000	3.92	36,000
$6.48	Cdn.	387,500	4.94	82,500
		6,763,500		5,555,166

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2007
(Unaudited)

8.      Basic and Diluted Net Loss per Share:

   Dollar amounts and share amounts in thousands, except per share amounts.

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2007	2006	2007	2006

Numerator
Net income (loss) for the period	$(8,654)	$2,441	$(12,835)	$(6,564)

Denominator
Weighted average number of common shares outstanding	55,238	45,833	52,979	42,008
Common shares-share purchase loan (Note 7(a)(i))	-	(500)	-	(500)
Basic	55,238	45,333	52,979	41,508
Dilutive effect of options and warrants	-	830	-	-
Diluted	55,238	46,163	52,979	41,508

Basic net earnings (loss) per share	$(0.16)	$0.05	$(0.24)	$(0.16)
Diluted net earnings (loss) per share	$(0.16)	$0.05	$(0.24)	$(0.16)

For the three and nine month periods ended September 30, 2007 and the nine month period ended September 30, 2006, the determination of the weighted average number of shares outstanding for the calculation of diluted net loss per share does not include the effect of outstanding warrants and options since they are anti-dilutive.

9.	Related Party Transactions:

(a)
The Company incurred fees of $562,000 for the nine months ended September 30, 2007 ($552,000 for the nine months ended September 30, 2006) from IMS Engenharia Mineral Ltda ("IMSE"), a company held by several officers of the Company, who provides operating services to the Company's Brazilian subsidiaries. The fees are included in management fees in the statement of operations.  Accounts payable and accrued liabilities as at September 30, 2007 includes $nil owing to IMSE (as at December 31, 2006 -$nil).

(b)
The Company incurred occupancy fees of $90,000 for the nine months ended September 30, 2007 (nine months ended September 30, 2006 - $90,000) to Brazilian Resources, Inc. (“BZI”), a corporate shareholder, for use of administrative offices. The Company will occupy new administrative office space which will be ready for occupancy on or about December 1, 2007. The term will be three years beginning on the date of occupancy. The Company paid $50,000 during September 2007 and $108,000 during October 2007 for leasehold improvements at the new administrative office space. The Company also incurred consulting fees and administrative service charges of $399,000 from BZI for the nine months ended September 30, 2007 ($249,000 for the nine months ended September 30, 2006). The occupancy costs, consulting fees and administrative service fees are included in the statement of operations. As at September 30, 2007 $50,000 of leasehold improvements are included in property, plant & equipment (December 31, 2006 - $nil).  As at September 30, 2007 accounts payable and accrued liabilities includes $35,000 (December 31, 2006 - $14,000) due to BZI.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2007
(Unaudited)

9.	Related Party Transactions (continued):

(c)
The Company realized rental income of $173,000 from PML and $110,000 from PCO for the nine months ended September 30, 2007 (nine months ended September 30, 2006 - $nil) for temporarily idle equipment and the use of administrative offices.  PCO is controlled by IMS, a founding shareholder of the Company. As at September 30, 2007 prepaid expenses and sundry assets includes $128,000 receivable from PML, and $20,000 from PCO (as at December 31, 2006 - $112,000 from PML and $37,000 from PCO) (Note 3(b)).

The above related party transactions are in the normal course of operations and have been measured at the exchange amount between the related parties.

10.	Supplemental Cash Flow Information:

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Equipment purchased on issuing note payable (Note 6(b)(c)(d))	$-	$284	$-	$649
Equipment purchased on eliminating loan receivable	$-	$327	$-	$327
Warrants issued in conjunction with the offering	$-	$-	$-	$584
Conversion of loan receivable into NSR (Note 2)	$-	$-	$-	$1,535
Mineral rights purchased on issuing note payable to CVRD (Note 6(i))	$9,053	$-	$9,053	$-

During the nine months ended September 30, 2007, the Company paid $3.4 million (nine months ended September 30, 2006 - $217,000) in interest.

The Company paid no income taxes during the nine months ended September 30, 2007 (nine months ended September 30, 2006 - $nil).

11.	Risk Management Policies:

         Derivative Financial Instruments

  The company has entered into the following contracts:

(a)	Forward sales contracts:

In connection with the Turmalina loan facility (Note 6(f)), the Company has entered into forward sales contracts to manage commodity price exposure on gold sales.  The contracts were matched to a percentage of the anticipated future production of gold by the Turmalina and Sabará mining operations from the first quarter of 2007 to the second quarter of 2009 for a total of 77,002 ounces. The forward sales contracts are to be settled at US$527.10 per ounce at the end of each quarter over the term of the contract against the London PM fix without requirement for the delivery of the gold produced. As at September 30, 2007 forward sales contracts for 55,654 ounces were outstanding.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2007
(Unaudited)

11.    Risk Management Policies (continued):

(a)	Forward sales contracts (continued):

As at September 30, 2007, long term liabilities include $6.0 million (December 31, 2006 - $6.8 million) of unrealized losses related to the forward sales contracts. As at September 30, 2007, current liabilities include $6.9 million (December 31, 2006- $3.4 million) of unrealized losses related to the forward sales contracts. Included in the statement of operations for the nine months ended September 30, 2007, is an unrealized loss on forward sales derivatives of $2.8 million (nine months ended September 30, 2006 - unrealized loss of $4.4 million ) and a realized loss on forward sales derivatives of $3.3 million (nine months ended September 30, 2006 - $nil)

In Q2 2007, the Company initiated discussions with its principal lender to obtain their consent to close the forward sales contract agreements established in connection with the Sabará and Turmalina operations. The Company initiated the discussions with its lenders as management believed gold prices could rise significantly and adversely impact the Company’s future profitability.  In September, 2007 the Company received an amendment to the Turmalina loan facility (Note 6(f)) from the lender, which allows the Company to close the forward sales contracts, subject to the requirement to reinstate forward sales contracts in similar amounts if the price of gold drops to or below $520 per ounce.

Working with advisors, management has begun implementing a program to terminate the forward sales contracts in connection with the Turmalina loan facility. The Company is finalizing the details of the program with the lender, which is expected to include the purchase of exchange traded positions to offset the current lender forward sales contracts. Subsequent to September 30, 2007, the Company has purchased call options covering 55,500 oz of gold at a strike price of $835 per ounce. Management believes it will complete the program during Q4 2007 so that the related costs will be recorded in 2007.

         (b)     Forward foreign exchange contracts:

As at September 30, 2007, the Company has forward foreign exchange contracts to purchase R$34.1 million (Brazilian reais) for $16.0 million with various settlement dates between August 31, 2007 and December 30, 2008 at a weighted average rate of 2.1298. The terms of the contract require a percentage of the funds to be held on deposit as collateral to cover the contracts. As at September 30, 2007, $3.0 million of cash was restricted for this purpose.  (Note 12).

As at September 30, 2007, current assets include $1.9 million and long term assets include $215,000 (December 31, 2006 long term assets include $709,000) of unrealized foreign exchange gains. Included in the statement of operations for the nine months ended September 30, 2007, is an unrealized gain on forward foreign exchange derivatives of $1.4 million (nine months ended September 30, 2006 - $781,000) and a realized gain on forward foreign exchange derivatives of $1.3 million (nine months ended September 30, 2006 - $406,000).

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, normally major financial institutions. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three and nine months ended September 30, 2007
(Unaudited)

12.    Restricted Cash:

As at September 30, 2007 $3.1 million of cash was restricted (December 31, 2006 - $6.0 million). On September 30, 2007 $3.0 million was restricted as collateral for the foreign exchange contracts (December 31, 2006 - $3.0 million) (Note 11(b)) and $nil was restricted as collateral for equipment loans (Note 6(b), (December 31, 2006 - $0.3 million).  On September 30, 2007 $0.1 million was held in a Certificate of Deposit as collateral for an expense credit line. (December 31, 2006 - $nil). As at December 31, 2006 $2.7 million was restricted due to loan covenants for the Turmalina loan facility (Note 6(f)), (September 30, 2007 - $nil).

13.    Commitments:

(a)	The Company entered into a management agreement with IMSE (Note 9(a)), whereby IMSE will provide certain agreed services to MSOL and will be paid $62,000 per month until December 31, 2008.

(b)
On February 28, 2007, the Company entered into a Joint Venture agreement with Xstrata plc to explore the Pedra Branca Gold Project in Northern Brazil.  The Company will pay an aggregate fee of $150,000 over the next two years (of which $50,000 was paid during the first quarter of 2007 and $100,000 is subject to continuing with the option), and the Company will have the option to hold a 51% ownership interest in the new enterprise by investing an aggregate of $3.85 million in exploration expenditures within the next four years.  The Company must meet annual exploration expenditure targets for each year in which it maintains the option.

As at June 30, 2007 the Company had committed to spend $300,000 for exploration by February 28, 2008.  As at September 30, 2007 the Company has expended $100,000 on exploration.  The Company has the opportunity to increase its ownership interest in certain gold deposits to 60% through further investing $3.0 million by the fifth anniversary of the agreement, subject to the rights of Xstrata to return to their 49% interest through additional contributions to the joint venture for certain properties which have gold deposits of two million ounces or more.

14.    Other Cost of Goods Sold:

During September 2007, Management had an independent review of inventories and processes at the Turmalina plant. As part of that review, all processes were found to be operating effectively, however, it was agreed that the estimate of gold in lock up at the mill would be reduced by 28 kg ($0.6 million) to achieve a more conservative estimate of the gold to be recovered when the mill is shut down in February and the linings replaced.

Included in other cost of goods sold for Q3 2007 is approximately $1.1 million which relates to an optimization program performed at the Turmalina plant during Q3 2007.  This program successfully increased gold metallurgical recovery to 90% by the end of the quarter.  Prior to the optimization effort, gold recovery at the Turmalina plant had dipped below design rates due to the unexpected presence of trace elements, which required modifications to the leaching circuit.  The optimization program is expected to benefit other Jaguar operations in the future.

15.    Comparative Figures:

Certain comparative figures have been reclassified to conform to the current period’s presentation.